TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS SECOND QUARTER 2023 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Second Quarter 2023 Results Include:

o	Stockholders’ Equity of $1,807.3 million.
o	Financial Debt of 11.7 percent from Stockholders’ Equity.
o	Second Quarter Shipyard and Offshore Segment Revenue reported 25% increase.

Mexico City, Jul 31, 2023 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its results for the second quarter 2023.
As a result of our strategy of strengthening the businesses related to the maritime sector, the Company reports an increase in its Maritime Infrastructure and Offshore segment revenues.
We continue to focus on implementing cost and expense efficiencies, seeking improvements in our operations to increase capacity, strengthen our growth, and deliver long-term value for all our shareholders.
In the short term we expect receive a new floating dock that will allow us to serve a greater number of vessels in our Shipyard located in Tampico. Likewise, we have carried out a strategic alliance that will allow us to boost our Maintenance and Repair of containers logistics operation.
Consolidated revenue in the second quarter of 2023 was $271.3 million. Consolidated revenue for the first six months of 2023 reported $591.6 million.
In general, the result for 2023 reflects an improvement derived from the increase in services in the Maritime Infrastructure Division as well as in the number of vessels operated in the offshore segment.
Consolidated EBITDA for the first six months of 2023 registered $44.5 million.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2023	2022

Cash and cash in banks available	59.5	94.7
Restricted cash	1.7	2.1
Total cash and cash equivalents	61.2	96.8
Accounts receivable – Net	492.6	511.0
Other accounts receivable	145.8	143.3
Taxes to be recovered	168.9	193.8
Prepaid expenses and others current assets	58.0	54.4
Non-current assets held for sale	272.5	272.5
Total current assets	1,199.0	1,271.8
Taxes to be recovered long term	273.3	273.3
Property, machinery and, equipment	1,542.9	1,533.0
Cumulative Depreciation	(105.0)	(97.3)
Property, machinery and, equipment – Net	1,437.9	1,435.7
Rights of use	226.1	268.9
Other assets	241.9	251.6
Total assets	3,378.2	3,501.4
Bank loans and current maturities of long-term liabilities	192.0	192.2
Leases short-term	66.7	68.9
Suppliers	341.9	437.4
Other accounts payable and accrued expenses	539.9	512.0
Total current liabilities	1,140.6	1,210.5
Bank loans	20.1	32.5
Leases long-term	183.8	218.1
Deferred taxes	142.6	154.6
Other long-term liabilities	83.8	84.7
Total long-term liabilities	430.3	489.9
Total liabilities	1,570.8	1,700.4
Total stockholders´ equity	1,807.3	1,801.0
Total liabilities and stockholders´ equity	3,378.2	3,501.4

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Maritime	195.4	315.4	417.8	612.1
Ports and Terminals	18.2	43.6	41.9	88.4
Warehousing Services	17.7	39.5	52.9	68.8
Maritime Infrastructure	40.0	23.6	79.0	63.6
Revenue from freight and services	271.3	422.1	591.6	832.9
Maritime	(188.9)	(280.1)	(383.4)	(543.2)
Ports and Terminals	(23.6)	(38.1)	(49.6)	(79.3)
Warehousing Services	(7.3)	(28.9)	(31.4)	(53.5)
Maritime Infrastructure	(26.6)	(18.0)	(50.8)	(42.4)
Cost of freight and services	(246.3)	(365.2)	(515.3)	(718.5)
Maritime	(8.4)	(3.6)	(16.7)	(10.2)
Ports and Terminals	(3.6)	(5.2)	(7.8)	(9.4)
Warehousing Services	(6.7)	(14.1)	(20.3)	(26.6)
Maritime Infrastructure	(2.3)	(2.6)	(4.3)	(5.3)
Depreciation and amortization	(21.0)	(25.4)	(49.0)	(51.6)
Maritime	(1.9)	31.7	17.7	58.7
Ports and Terminals	(9.0)	0.2	(15.5)	(0.3)
Warehousing Services	3.8	(3.4)	1.2	(11.4)
Maritime Infrastructure	11.1	3.0	23.9	15.8
Results by business	4.0	31.5	27.3	62.8
Corporate expenses	(13.5)	(18.4)	(32.2)	(35.6)
Corporate depreciation and amortization	(0.6)	(0.6)	(1.1)	(1.1)
Non-recurring (expenses) income	1.0	(9.9)	0.5	(19.1)
Operating (loss) gain	(9.1)	2.7	(5.6)	6.9
Financial (expenses) income - Net	(6.8)	(6.7)	(13.3)	(16.1)
Leases financial expenses	(5.1)	(10.7)	(13.1)	(18.6)
Exchange gain (loss) - Net	16.4	(6.1)	28.1	7.8
Net financial cost	4.6	(23.5)	1.7	(26.9)
(loss) gain before taxes	(4.5)	(20.9)	(3.9)	(19.9)
Provision for taxes	10.2	21.3	10.2	21.3

Net (loss) gain for the period	5.7	0.4	6.3	1.3

Attributable to:
Minority interest	(0.1)	(0.0)	(0.2)	(0.2)
Equity holders of GTMM, S.A.B.	5.8	0.4	6.5	1.5

Weighted average outstanding shares (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.06	0.00	0.06	0.01

Outstanding shares at end of period (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.06	0.00	0.06	0.01

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Net gain (loss) for the period	5.7	0.4	6.3	1.3
Depreciation & amortization	21.6	26.0	50.1	52.7
Deferred taxes	(11.0)	(21.3)	(12.0)	(25.7)
Other non-cash items	5.0	21.4	26.7	35.5
Total non-cash items	15.6	26.0	64.9	62.6
Changes in assets & liabilities	9.9	(8.3)	(48.7)	21.3
Total adjustments	25.5	17.7	16.1	83.9
Net cash provided by (used in) operating activities	31.2	18.1	22.5	85.2

Proceeds from sales of assets	0.1	8.7	0.2	9.1
Payments for purchases of assets	(5.6)	(6.7)	(6.0)	(8.1)
Net cash provided by (used in) investment activities	(5.6)	2.0	(5.8)	1.0

Short-term borrowings (net)	1.6	(12.5)	(5.0)	(5.7)
Repayment of leases	(9.5)	(21.3)	(29.6)	(45.1)
Proceeds from (repayment of) long-term debt	(3.1)	(2.3)	(6.0)	(4.0)
Net cash provided by (used in) financing activities	(11.1)	(36.1)	(40.7)	(54.8)
Exchange effect on cash	1.2	3.4	(11.6)	(2.1)
Net increase (decrease) in cash	15.7	(12.6)	(35.6)	29.2
Cash at beginning of period	45.4	129.6	96.8	87.8
Cash at end of period	61.2	117.0	61.2	117.0

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.